EXHIBIT 12.1.0

GrafTech International Ltd.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

		Year Ended December 31,
	2014 (a)	2013 (b)	2012	2011	2010
Earnings:
Income before income taxes	(295,542)	(40,102)	134,487	143,291	173,565
Loss/(Gain) from equity investees	—	—	—	—	(14,500)
Fixed Charges	38,080	36,904	24,314	19,107	5,943
Total of Earnings plus Fixed Charges	(257,462)	(3,198)	158,801	162,398	165,008
Fixed Charges:
Interest expense	37,057	36,037	23,247	18,307	5,076
Estimated interest portion of rental expense	1,023	867	1,067	800	867
Total fixed charges	38,080	36,904	24,314	19,107	5,943
Ratio of earnings to fixed charges	(6.8)	(0.1)	6.5	8.5	27.8